Filed Pursuant to Rule 424(b)(3)
SB-2 Registration Statement
SEC File No. 333-147098

PROSPECTUS SUPPLEMENT NO. 1
Prospectus Supplement dated January 31, 2008
(To Prospectus dated December 5, 2007)

CHINA NATURAL GAS, INC.

This prospectus supplement dated January 31, 2008 supplements and amends the Prospectus dated December 5, 2007 (the “Prospectus”) relating to the offer and sale by the selling stockholders identified in the Prospectus of up to 5,382,693 shares of our common stock.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or additional supplements thereto. Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “CHNG.”

The last reported sales price per share of our common stock, as reported by the OTC Bulletin Board on January 30, 2008, was $7.02.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 31, 2008.

Summary of Material Transaction

On December 30, 2007, China Natural Gas, Inc. (the “Company”) entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”) with Abax Lotus Ltd. (the “Investor”). The Purchase Agreement was subsequently amended on January 29, 2008, pursuant to which the Company (i) agreed to issue to the Investor 5.00% Guaranteed Senior Notes due 2014 (the “Senior Notes”) in aggregate principal amount of RMB 145,000,000 (approximately $20,000,000), (ii) agreed to issue to the Investor Senior Notes in aggregate principal amount of RMB145,000,000 (approximately $20,000,000) on or before March 3, 2008 subject to the Company meeting certain closing conditions, (iii) granted the Investor an option to purchase up to RMB 73,000,000 (approximately $10,000,000) in principal amount of its Senior Notes and (iv) agreed to issue to the Investor seven-year warrants exercisable for up to 2,900,000 shares of the Company’s common stock (the “Warrants”) at an initial exercise price equal to $7.3652 per share, subject to certain adjustments.

On January 29, 2008, the Company completed the sale of RMB145,000,000 in principal amount of the Senior Notes and the issuance of the warrants pursuant to the Purchase Agreement. At the closing, the Company entered into:

•	An indenture for the 5.00% Guaranteed Senior Notes due 2014;

•	An investor rights agreement;

•	A registration rights agreement covering the shares of common stock issuable upon exercise of the warrants;

•	An information rights agreement that grants to the Investor, subject to applicable law, the right to receive certain information regarding the Company, and

•
A share pledge agreement whereby the Company granted to the Collateral Agent (on behalf of the holders of the Senior Notes) a pledge on 65% of the Company’s equity interest in Shaanxi Xilan Natural Gas Equipment Co., Ltd., a PRC corporation and wholly-owned subsidiary of the Company.

•	An account pledge and security agreement whereby the Company granted to the Collateral Agent a security interest in the account where the proceeds from the Senior Notes are deposited.

In addition, Qinan Ji, Chief Executive Officer and Chairman of the Board of the Company, executed non-competition agreements for the benefit of the Investor.

The Senior Note in the amount of RMB 145,000,000 was issued pursuant to an indenture between the Company and DB Trustees (Hong Kong) Limited, as trustee, at the closing. The Senior Notes will be due in January 2014 and will initially bear interest at the stated interest rate of 5.00% per annum, subject to increase in the event of certain circumstances described herein.

The Warrants were issued pursuant to a warrant agreement between the Company, Deutsche Bank AG, Hong Kong Branch, as the warrant agent and Deutsche Bank Luxembourg S.A. as warrant registrar.

The Company also paid the Investor an arrangement fee of $1.6 million.

Material Terms of Senior Notes

Maturity and Redemption

The Senior Notes will mature on January 30, 2014. The Company is required to make mandatory prepayments on the Senior Notes on the following dates and in the following amounts, expressed as a percentage of the aggregate principal amount of Notes that will be outstanding on the first such payment date:

Date	Prepayment Amount
July 30, 2011	8.3333%
January 30, 2012	8.3333%
July 30, 2012	16.6667%
January 30, 2013	16.6667%
July 30, 2013	25.0000%

During the twelve month period commencing January 30 of the years set forth below, the Company may redeem the Senior Notes at the following percentage of the principal amount:

Year	Percent of Principal
2009	108.0%
2010	106.0%
2011	104.0%
2012	102.0%
2013 and thereafter	100.0%

Upon the happening of certain events defined in the indenture, the Company must offer the holders of the Senior Notes the right to require the Company to purchase the Senior Notes in an amount equal to 105% of the aggregate principal amount purchased plus accrued and unpaid interest on the Senior Notes purchased.

Payment of Additional Interest

The indenture requires the Company to pay additional interest at the rate of 3.0% per annum of the Senior Notes if the Company has not obtained a listing of its common stock on the Nasdaq Global Market, the Nasdaq Capital Market or the New York Stock Exchange by January 29, 2009 and maintained such listing continuously thereafter as long as the Senior Notes are outstanding. Pursuant to the registration rights agreement (described herein), the Company has agreed to pay additional interest at the rate of 1.0% per annum of the Senior Notes principal amount outstanding for each 90-day period in which the Company has failed to comply with the registration obligations under the registration rights agreement.

Covenants

The indenture limits the Company's ability to incur debt and liens, make dividend payments and stock repurchases, make investments, reinvest proceeds from asset sales and enter into transactions with affiliates, among other things. The indenture also requires the Company to maintain certain financial ratios.

Investor Rights Agreement

The Company also entered into an investor rights agreement, pursuant to which, as long as an investor holds at least 10% of the aggregate principal amount of the Senior Notes issued and outstanding or at least 3% of the Company’s issued and outstanding common stock pursuant to the warrants on an as-exercised basis (“Minimum Holding”), the Company has agreed not to undertake certain corporate actions without prior Investor approval. In addition, so long as an Investor owns the Minimum Holding, such Investor shall have a right of first refusal for future debt securities offerings by the Company and the Company is subject to certain transfer restrictions on its securities and certain other properties.

From the Closing Date and as long as the Investor continues to hold more than 10% of the outstanding shares of common stock on an as-converted, fully-diluted basis, the Investor shall be entitled to appoint one of the Company’s board of directors (the “Investor Director”). The Investor Director shall be entitled to serve on each committee of the board, except that, the Investor Director shall not serve on the audit committee unless it is an independent director. Mr. Ji has agreed to vote his shares for the election of the Investor Director.

The Company is required to prepare and file a registration statement covering the sales of all of the shares of common stock issuable upon exercise of the warrants (the “Warrant Shares”), subject to any limitation required by applicable of Rule 415 of the SEC pursuant to the Securities Act of 1933 and to have the registration statement declared effective by June 27, 2008. In the event that the registration statement has not been declared effective by the SEC on or before June 27, 2008 or if effectiveness of the registration statement is suspended at any time other than pursuant to a suspension notice, for each 90-day period during which the registration default remains uncured, the Company shall be required to pay additional interest at the rate of one percent (1%) of the Senior Notes.

Warrants

The exercise price of the Warrants is adjusted on the first anniversary of issuance and thereafter, at every six month anniversary beginning in the fiscal year 2009 if the volume weighted average price, or VWAP, (as defined therein) for the 15 trading days prior to the applicable reset date is less than the then applicable exercise price, in which case the exercise price shall be adjusted downward to the then current VWAP; provided, however, that in no event shall the exercise price be adjusted below $3.6826 per share.

If the Company’s consolidated net profit after tax does not reach the stated level for 2007 or 2008, the exercise price of the warrants shall be adjusted by multiplying the current exercise price by a fraction, the numerator of which is the sum of (i) the number of shares of the Company’s common stock outstanding immediately prior to such adjustment and (ii) 87,000, and the denominator of which is the number of shares of the Company’s common stock outstanding immediately prior to such adjustment. Pursuant to the terms of the warrant agreement, a holder cannot exercise the Warrants to the extent that the number of shares of Common Stock beneficially owned by the holder would, following such exercise, exceed 9.9% of the outstanding shares of common stock at the time of exercise.

The above description, which summarizes the material terms of the Securities Purchase Agreement, the Amendment to the Securities Purchase Agreement, the Warrant Agreement and other related agreements, is not complete. Please read the full text of the Securities Purchase Agreement, the Amendment to the Securities Purchase Agreement, the Warrant Agreement and other related agreements, which have been filed with the Securities and Exchange Commission as Exhibits to an 8-K Current Report on January 29, 2008. This foregoing description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to such 8-K Current Report and which are incorporated by reference.